Exhibit 99.1

AMARIN ANNOUNCES SUCCESSFUL OUTCOME OF NASAL
LORAZEPAM STUDY

LONDON, United Kingdom, January 9, 2008– Amarin Corporation plc (NASDAQ: AMRN) today announced the successful completion of a preclinical proof of concept study using a novel nasal formulation of lorazepam. The preclinical study evaluated the extent of absorption of lorazepam after nasal administration and the pharmacokinetics of the novel formulation. Amarin is now working with a subsidiary of Elan Corporation, plc (NYSE: ELN) to prepare this nasal formulation for human pharmacokinetic trials.

This nasal lorazepam formulation utilizes Elan’s proprietary NanoCrystal® Technology and is in development for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus and acute repetitive seizures.

About Status Epilepticus and Acute Repetitive Seizures

A seizure emergency is a prolonged seizure or continuous state of frequently occurring seizures. One common type of seizure emergency is called status epilepticus (SE). SE may be defined as a prolonged seizure lasting longer than10 minutes. SE is also defined by a series of repeated seizures without the return of consciousness between seizures. SE has an annualincidence estimated at approximately 150,000 cases in the United Statesalone with approximately 40,000 deaths per year.

Another type of seizure emergency is acute repetitive seizures (ARS), which is a bout or cluster of seizures over a short period of time in which the patient regains consciousness between seizures.  It is estimated that up to 400,000 people in the United Statessuffer from ARS.

Epilepsy is a very common disorder affecting approximately 0.5% of the population and is characterized by seizures, which may vary from the briefest lapses of attention to muscle jerks to severe and prolonged convulsions. They may also vary in frequency, from less than one a year to several per day.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

Contacts:
Amarin
ThomasLynch, Chairman and Chief Executive Officer,+44 (0) 1865 784 210
Alan Cooke, President and Chief Operating Officer,+353 (1) 669 9020
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields+1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt+44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

Disclosure Notice
The information contained in this document is as of January 9, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not successfully appeal a Nasdaq delisting determination); Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease and; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use;

Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International and US generally accepted accounting principles; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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